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                     April 26, 2022

       Ashley Bancroft
       Corporate Secretary
       TENNECO INC
       500 North Field Drive
       Lake Forest, IL 60045

                                                        Re: TENNECO INC
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed on March 15,
2022
                                                            File No. 001-12387

       Dear Ms. Bancroft:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing